SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 22, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report)

Item 701.   Regulation FD Disclosure.

On February 18, 2005, Thomas E. Riley, President of the Company made a presentation at the C.K. Cooper & Co. Small-Cap Oil and Gas Conference held in Palm Desert, CA. The transcript of Mr. Riley's presentation follows.

Forward-Looking Statements
Financial Highlights
Major Sources and Uses of Cash
- Sources (9 months)
- Adjusted Cash Flow* from Operations- $47.9 million
- Uses (9 months)
- Drilling and development- $26.5 million
- Debt retirement- $26 million
- Stock Repurchase- $2.7 million

*Adjusted Cash Flow is Net Income plus non-cash charges (Depreciation, Depletion and Amortization and Deferred Income Taxes)
2005 Capital Budget
- 2005 Capital Budget is set at $108 million
- $80 million for exploration and development
- $10 million for lease acquisition
- $18 million for infrastructure projects
- Wattenberg and Grand Valley Fields
- Continue development in conjunction with public drilling partnerships
- $115 million of partnership units to be offered
- Continue recompletion program (non-partnership activity)
- NECO (Eastern D-J Basin)
- Non-partnership activity
- Continue drilling infill wells
- 70-75 wells planned
- Sand Wash Basin
- Non-partnership activity
- Legacy Project – testing will resume in late second quarter on exploratory well
- Coffeepot Springs Project – 13,500 feet exploratory well underway

Revenue
Net Income
- Third Quarter Net Income of $8.7 million compared to $5.2 million in 2003
- $25.7 million for 9 months compared to $14.6 million in 2003
- Third Quarter EPS of $0.52 compared to $0.31 in 2003 (diluted)
- $1.56 for 9 months vs. $0.90 in 2003
- 73.3% increase in EPS

Other Recent News
- Sale of portion of undeveloped lease in 2005
- Located in Garfield County, CO (Piceance Basin)
- Results in additional net income of approximately $0.20 per fully diluted share in first quarter 2005
- Consisted of half leasehold interest (checkerboard)
- Requires purchaser to drill a number of wells over a period of time or lease will revert to PDC

▸ Will help evaluate remaining lease position

2004 Operating Highlights

Core Operating Areas

▸ Strong partnership sales will continue to fund drilling revenue in second and third quarters
▸ $26.5 million partnership drilling carryover at end of third quarter
▸ Fourth 2004 partnership closed with $35 million in subscriptions in early October
▸ Total partnership sales of $100 million in 2004, up from record $78.3 million in 2003. $115 million planned for 2005
▸ First 2005 partnership closed with $40 million in subscriptions in early February
▸ Favorable year-to-year production comparison likely to continue
▸ Futures prices currently reflect expectations for continuing high prices through 2005
▸ Strong balance sheet allows ample funding for additional drilling and acquisitions if available

PDC Overview
▸ Business Segments
▸ Oil and gas well drilling
▸ Oil and gas production and sales
▸ Natural gas marketing
▸ Well operations
Oil and Gas Well Drilling
▸ "Service" business
▸ Raise money through public partnerships
▸ 140 NASD broker/dealers
▸ Sold by financial planners
▸ $100 million sold in 2004
▸ $115 million planned for 2005
▸ First 2005 partnership received orders for $40 million in 48 hours
▸ 73 partnerships and over 28,000 investors
▸ PDC earns profit for managing drilling and completion activity
▸ Other benefits
▸ Scale economies
▸ Prospect access
▸ "Growth accelerator"
▸ Only PDC interest in partnership is included in PDC financial reports
Oil and Gas Production
▸ Production from PDC interest in wells
▸ Includes production from over 2700 wells in three production regions
▸ For 2004 70% of production is in Rocky Mountain region
▸ Rockies also focus of drilling and acquisition efforts
▸ PDC owns average working interest of approximately 50% overall (ranging from 10-100%)
▸ 80%+ natural gas
▸ 2003 reserves 199 Bcfe, 76% proved developed
▸ 2003 production 10.4 Bcfe
▸ 2004 9 month production 9.49 Bcfe
Natural Gas Marketing
Well Operations
▸ "Service" Business
▸ Charge for operating portion of well not owned by PDC
▸ Stable predictable business- bills get paid before owners
▸ Growing with addition of partnership well operations

‣ Operating over 2700 wells

Wattenberg Field
‣ Through December 2004, drilled over 380 successful wells and only six dry holes.
‣ 27 Successful wells drilled to date in 2005 with zero dry holes.
‣ Estimate approximately 87 wells to be drilled in calendar 2005
‣ Current prospect inventory of more than 100 drilling locations.
‣ Ongoing lease evaluation and acquisition program to secure additional drilling prospects.

‣ Through December 2004 PDC drilled over 90 successful wells with one dry hole.
‣ 6 successful wells drilled to date in 2005.
‣ Estimate approximately 40 wells to be drilled in calendar 2005.
‣ Approximately 14,000 acres available to develop.
‣ Several hundred undeveloped locations. Many more with increased well density.

‣ Decreasing Niobrara spacing to 40 acres from 80 acres creating approximately 100 additional developmental infill locations.
‣ Approximately 20 wells were drilled in the fourth quarter 2004 and early 2005.
‣ Estimate approximately 70 - 75 wells to be drilled in calendar 2005 if production results continue to meet expectations.

‣ Located in Moffat county approximately 40 miles northwest of Craig, CO
‣ Legacy Project
‣ Well TD'ed October 27 at 12,778'
‣ Preliminary testing conducted in late December and early January
‣ Testing suspended due to Federal lease restrictions preventing use of heavy equipment in winter and spring months
‣ Testing will resume late second quarter
‣ Coffeepot Springs Project
‣ Testing Upper Cretaceous Sands to a depth of   approximately 13,500'
‣ Estimated Well cost is approximately $2.5 million
‣ Spudded Coffeepot Springs February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date February 22, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer